Exhibit 99.1

Minerals Technologies Inc.’s Agreed Acquisition of AMCOL International – Conference Call

March 18, 2014

10:00 AM New York time / 2:00 PM London time

Operator

Good day, ladies and gentlemen. This conference call is concerning Minerals Technologies’ acquisition of AMCOL International. (Operator Instructions) As a reminder, today’s call is being recorded.

I would now like to turn the call over to Rick Honey. Sir, you may begin.

Rick Honey

Good morning. Welcome to the Minerals Technologies investor call regarding our acquisition of AMCOL International. During today’s presentation, MTI Chairman and CEO Joe Muscari and members of our team will provide you with some insight into the benefit shareholders will gain from the combination of the two companies.

Before we begin, I need to remind you that on page 8 of our 2013 10-K, we list the various factors and conditions that may affect future results. Statements related to future performance by members of our management are subject to these cautionary remarks and conditions.

Now I’ll turn the call over to Joe Muscari. Joe?

Joe Muscari

Thanks, Rick, and good morning, everyone. This has been an interesting and intense few months to say the least, and we’re obviously very pleased that MTI and AMCOL have come to terms on an agreement.

Personally, I can tell you that I’m very excited about what’s ahead for us. We look forward to working with AMCOL to drive the future growth and synergies that will be attained by combining our two companies. We’ll outline for you today why the combination will create significant value for our shareholders; and we’ll have Doug Dietrich, our CFO, review the financial targets and synergies that we see. And Jon Hastings, who’s been at point on this deal as our head of M&A, will discuss the key aspects of the merger, give you some insights into AMCOL, and a high-level snapshot of our integration plan.

This acquisition, as you know, will be accretive immediately excluding acquisition-related costs and charges, even before consideration of significant synergies, which we’ve targeted at a minimum of $50 million near-term. The transaction will result in a $2 billion company that basically combines the global leaders in precipitated calcium carbonate and bentonite. MTI, as you know, is the largest supplier of PCC to the worldwide paper industry, and AMCOL is the premier producer of bentonite, an exceptionally versatile material — mineral with multiple applications in worldwide markets.

As you’ll see later in the presentation, both companies are also leaders in a number of other significant, diverse, and growing product areas. Combining MTI and AMCOL extends and deepens our platform for future growth. The geographic expansion and new product innovation will create a broader portfolio to penetrate new in markets; energy, environmental, and consumer products.

From a research and development standpoint, both MTI and AMCOL have deep resources and expansive expertise in mineralogy, fine particle technology, and polymer chemistry, which, together, we can leverage to accelerate new product development and commercialization.

For those of you who’ve followed us over the past seven years, you know that MTI has been transformed into a strong operating company through deployment of employee-driven operational excellence and lean processes that, in essence, drives our continuous improvement in all areas of the company. We believe that a prioritized and focused integration of AMCOL into our business system will enable us to realize the targeted synergies quickly and to also rapidly deleverage the debt level that we will be taking on.

This acquisition, as some of you know, has been a long time in the making. Some four years. Our acquisition strategy has focused on minerals companies with a strong technology bent, as well as diverse, growing end-markets such as energy, environmental, and consumer products, which offer higher potential for returns and less cyclicality. AMCOL meets all of these conditions. Arguably, and based on a potential of what we can accomplish as a combined company, it even exceeds them.

We took our time to focus on the right acquisition for our shareholders. We fought for it, and we know what we need to do to deliver.

Now I’ll turn it over to Doug Dietrich, who will walk you through the value creation that we see in the coming years.

Doug Dietrich

Thanks, Joe. Let’s take a look at the deal itself.

We’re acquiring 100% of AMCOL’s shares for $45.75 per share, approximately $1.7 billion, including the assumption of AMCOL’s debt. The committed financing is from J.P. Morgan for $1.56 billion; we’ll finance the remainder with cash on hand. The purchase price is an implied enterprise value of 11 times AMCOL’s 2013 EBITDA and is 8.4 times including the $50 million in near-term synergies. This is a premium of 33% over the weighted average closing price of AMCOL’s common stock over the last 30 trading days through February 11. The transaction is highly accretive to MTI’s earnings, even before expected synergies, which I’ll outline for you in a moment. As far as timing, we expect the transaction to close quickly, around late April of this year.

Let me take you through the sources and uses of funds for the transaction. Our strong cash position is obviously important in this acquisition. You can see here we are applying approximately $400 million of MTI’s cash and borrowing $1.56 billion under a Term B loan. Sources will be used to purchase AMCOL equity for $1.52 billion, refinance the current MTI private notes, as well as AMCOL private notes and revolving credit facility. The balance will go to covering transaction costs and the make-whole costs associated with the repayment of the AMCOL private debt.

The amount we are borrowing for the transaction may seem significant but, between the refinancing and our plan to aggressively pay it down, we believe it is manageable. I’ll illustrate later how quickly we intend to delever the balance sheet.

I’ll take a look at where we expect to see the synergies from this transaction. For the last six years, MTI has demonstrated the value of profitable geographic market expansion and innovative new-product development. Underlying those initiatives, has been the transformation of MTI into a strong operating company with increased operating margins, cash flows, and return on capital. This transformation was driven through operational excellence and a rigorous discipline in financial management that has taken place from top to bottom in the company. We’ll bring that same business model and management discipline to integrating AMCOL.

Over the next two to three years, we see $50 million in synergies through the rapid deployment of MTI’s efficient shared service model throughout the combined entities. This will be a major driver of cost synergies. MTI has an extensive shared service organization that handles all the company’s transactions including financial, accounting, supply chain, and purchasing transactions. We’ll also drive productivity improvements, similar to what you’ve seen take place at MTI over the past several years, as we deploy operational excellence tools throughout the AMCOL organization.

This is where employee engagement becomes really important to the process of standardization and waste elimination; and again, we’ve seen the results over the past several years here at MTI. These two drivers will not only reduce the cost structure of the combined entity, but it will instill the systems and discipline; be able to grow organically without needing to add significant future overhead expense.

We’ll also see near-term duplicate corporate and other overhead expense reduction and further expense control through the disciplined spending approach that we have demonstrated over the past several years here at MTI. And we expect to see additional savings as we integrate the two companies’ ERP systems.

Further out, over the next five years, we see potential synergies of up to $70 million as we move further along the operational excellence journey and continue to drive productivity improvements.

We also expect to see significant improvements in asset efficiency. Over the next three years, we expect to release up to $100 million in cash as we improve AMCOL’s net working capital position. If you recall, MTI reduced working capital by 30% over two years back in 2010 through the deployment of lean processes, and we feel the same opportunity exists with AMCOL.

Another area where we can have a major impact is improving asset turnover. We see improvement in asset utilization through a disciplined approach to capital deployment, which we see improving free cash flow by $50 million in total over the next five years.

There are also significant synergies with the transaction through accelerated geographic expansion and product development in AMCOL’s core market segments. Jon Hastings will outline these for you in a moment. In total, this is a tremendous opportunity to improve value to shareholders in the near-term and over the next several years as a combination of the two companies.

Both Joe and I stated earlier the transaction is highly accretive to EPS. This chart shows the pro forma accretion, both with and without synergies, over the next three full years post-closing. Comparison is important because, looked at without the synergies, we’re highlighting the substantial basis growth and earnings momentum of the core business. Then you can see the added accretion and the expected $50 million in synergies.

The accretion we are showing here is the AMCOL earnings, less the after-tax interest expense on debt we are using for the transaction and less the increased depreciation from the step-up of the purchased assets. It does not include the one-time transaction costs and costs of synergies as well as other various one-time items including tax charges.

For the first full year after we close, the transaction will be 39% accretive to MTI’s 2013 EPS of $2.42 without synergies. In year two, that increases to 50% and to approximately 55% in year three, again, without synergies. We expect savings to kick in beginning year two and to be at the $50 million run rate by the beginning of year three. With these synergies, we see a year two accretion to be 71% and increased to approximately 94% by year three.

As noted earlier, we’ll finance the transaction with both cash on hand and debt. We expect to be at about 4.4 times net leverage on day one of the transaction which, again, may seem high. But as you can see from the chart on the top, the combined entity will have strong and growing cash flows, and we expect to use this cash to deleverage quickly.

Bottom chart shows how quickly we intend to delever from the initial 4.4 times net leverage to 3.8 times by the end of the first year and at 2.2 times by the end of year three. We will continue to delever down to around 25% debt to capital leverage ratio, or around 1.5 times EBITDA, which is where we feel comfortable over the long-term of our balance sheet structure.

Now I’ll turn it over to Jon Hastings, who will take you through the AMCOL business segments and growth opportunities we see for the combination of the two companies. Jon?

Jon Hastings

Thank you, Doug, and good morning, everybody. I would like to share with you some highlights regarding AMCOL and how it fits strategically with MTI.

AMCOL has a diverse portfolio of businesses and products, and the predominance of sales are derived from the mineral bentonite. Bentonite is a clay with unique properties that swells up to 20 times its size upon contact with liquid. AMCOL is unique in that it holds the world’s largest and highest quality reserves of bentonite, specifically sodium bentonite, and has obtained a competitive advantage in being able to mine, process, and distribute a wide variety of grades tailored to the specific needs of the customer.

Today, AMCOL operates in three primary segments. The first is Performance Materials, which contributes 50% of total revenue. This business consists of several product lines, the largest of which is metalcasting, which represents, in and of itself, a total of 25% of the total company. Other product lines include drilling fluids and pet products. The products are predominantly bentonite based and are supplied by processing plants strategically located throughout the world. Historically, Performance Materials has experienced growth of about 6% per year.

The second segment is Energy Services. Product lines include water treatment for both onshore and offshore drilling platforms for oil and gas as well as services such as well testing and monitoring and also the supply of coiled tubing. Energy Services has been one of AMCOL’s highest growth businesses, growing at 20% per year, and sales approached $300 million in 2013.

The third segment is Construction Technologies, representing close to 25% of the total company. The products include building materials, drilling products, environmental lining technologies, as well as a variety of other, smaller niche products. Once again, most of the products sold by Construction Technologies are bentonite based.

Looking forward, AMCOL, like MTI, has been focusing on geographic expansion in China, India, and Brazil, and is also investing for growth in new product technologies in core markets.

This slide provides you with a compelling and comprehensive snapshot of why the combination of MTI and AMCOL provides a superior growth outlook. There are five key factors. Fundamentally, we are very similar companies. We are both US-based, we are both global, we produce industrial minerals, and we both deploy mine-to-market business models. We both excel through technology-driven innovation. And importantly, we have very similar geographic profiles and operate in markets that are complementary and overlapping. As Joe indicated, we are bringing together the global leaders in precipitated calcium carbonate and in bentonite.

The growth will come from two strategies that you are already familiar with at MTI: geographic expansion and product innovation. With combined sales of over $300 million in Asia, we are well-positioned to continue growing in these markets. And together, we have identified a pipeline of future innovation and geographic expansion opportunities, representing more than $1 billion of potential annual sales, to be realized in a five- to 10-year time frame.

The kicker here is also diversification. The acquisition of AMCOL diversifies MTI further into high-growth energy, environmental, and consumer product market segments.

As Doug stated, we see opportunities for synergies; both growth synergies, as I just outlined, and also opportunities to improve performance based on MTI’s culture of operational excellence, productivity improvement, and employee engagement.

Most importantly, we see the opportunity to continue generating strong cash flows. We expect the cash flows from operations to be more than $265 million per year going forward, which will allow us to deleverage very quickly and also continue investing in opportunities for profitable growth.

Now let’s take a closer look at the similarities between our two companies. As you can see on this chart, both companies are about $1 billion in size, and we have very similar revenue profiles by region. We are also very strong in our respective market segments with our expertise in mineralogy and our end-use application knowledge that we deploy for our customers. Fundamentally, we have very strong market positions, and I’ll show you another slide shortly that will elaborate on this point.

You can also see here the end-markets we serve, and it’s worth noting that both companies have a very strong service component to our business portfolios — MTI with Minteq and steel mill services, and AMCOL with energy services.

And finally, we share an approach to investing for the future. Both MTI and AMCOL invest in geographic expansion as well as technology and innovation.

The similarities between our two companies point directly to growth potential when you combine the two businesses. At the top line, we become a $2 billion company in sales, with a well-diversified, less-cyclical portfolio of businesses going forward.

By geography, you can see that we will have 60% of our sales in the Americas, 22% of our sales in Europe and Middle East and Africa, and 18% of our sales in Asia-Pacific. Together, based on 2013, we generate more than $300 million in EBITDA, which is about 15% of sales, and that’s before the estimated $50 million to $70 million of synergies captured.

The importance of the leading market positions of both companies goes beyond precipitated calcium carbonate and bentonite. We also bring together leadership positions in several other industries and markets, as you can see on this page. These leadership positions provide the foundation for organic growth, commercializing new technologies, and further expansion into the high-growth geographies. Let’s take a closer look here at the strong portfolio of growth opportunities.

On the left are the opportunities from MTI and on the right from AMCOL. Many of you are familiar with MTI’s growth opportunities as we continue to expand geographically and introduce new technologies throughout our portfolio of businesses. Examples include our new PCC satellites as well as our Fulfill product line and our Refractories full-service business model we deployed in Bahrain.

AMCOL also has opportunities to continue expanding their business globally and introducing a variety of new and improved differentiated technologies for the customers they serve. Some examples are highlighted on the right.

Putting our two companies together, represented here in the middle section, and you can see additional growth opportunities in a variety of end-use industries that we serve. And in many of these industries, our capabilities overlap.

For example, in markets where MTI is strong, AMCOL is typically smaller; and where AMCOL is strong, typically MTI is smaller. We look forward to delivering the growth opportunities as we combine these positions.

So fundamentally, we bring two industry leaders together. We form a company with $2 billion in sales. We drive $50 million to $70 million of efficiencies and productivity improvement, leveraging the excess capacity in MTI’s shared service model, and layer on growth opportunities of $1 billion.

Finally, I want to share a few comments regarding the integration of AMCOL into MTI. Just last week, members of both of our leadership teams met in Chicago to establish the foundation for a smooth transition. Transition plan will focus on achieving the targeted synergies while also embracing AMCOL’s employees, customers, and suppliers. Our first objective is to ensure continuity of the existing business while sustaining operations, supporting key relationships, and maintaining investments already underway.

At this point, I will turn it back over to Joe, who will describe our vision for the future of MTI.

Joe Muscari

Thanks, Jon. Many of you know my background; and that after I came to MTI, I’ve had the good fortune to build and work with an excellent management team and dedicated employees in order to transform MTI into a high-performance company. I’m very much looking forward to this next chapter in our success. This is an exciting transaction that doubles the size of the company, provides superior returns to shareholders, and clearly creates a platform for additional profitable growth going forward.

We’ll be combining into a $2 billion US-based minerals company with global reach, demonstrated process technology, and product innovation leadership, along with dedicated and customer-focused employees. We look forward to bringing the AMCOL employees into the MTI family and further growing the company through accelerated geographic expansion, new product innovation, and operational excellence.

Now let’s go to questions.

Operator	(Operator Instructions) Daniel Moore, CJS Securities.

Daniel Moore	Joe and Doug, you mentioned obviously $1 billion in incremental revenue opportunities over the next decade. On your last call, just at MTI alone, you laid out about $100 million to $400 million of incremental revenue opportunities over the next three to five years. Just shorter term, what does the addition of AMCOL do to that number and how might it accelerate some of those opportunities?

Doug Dietrich

Yes, Dan, so we laid out on the past couple of calls a couple of items. One, the geographic expansion opportunity, and particularly in PCC in China and India, and we thought that that would give MTI the ability to almost — the opportunity to double its PCC volumes just in China and India over the next five, six years. The last call, we did, our PCC technology portfolio, and that’s what you’re referring to as kind of the $100 million to $400 million of additional sales. You look at those two numbers alone and it’s a very large, large sum.

When we look at AMCOL, we went through their product portfolio, and we see probably around a $200 million, $250 million opportunity set there. And what we really think is interesting is combining the technology platforms and teams and working together where we have depth in similar technologies over a broader palette of markets. And we think we can accelerate product development even faster than we have here at MTI into our markets and also into AMCOL markets. So we see just putting them together, number one, is about $1 billion — is $600 million or $700 million from MTI, $250 million from AMCOL, but then is even more through the combination.

Joe Muscari

And if I could add to that, I think Doug touched on it and hit it well. I think the key points — if you look at an overlay of our geographic positions, one company over the other, you’ll see you there is considerable overlap in places like particularly China, other parts of Asia that — and they are both strategies in place to grow in those regions. What we’ll be able to do as a $2 billion company versus a $1 billion company each is be able to leverage those resources more effectively so that we believe we can go faster than we’ve been going; and we’ve been going on a pretty good clip. But we think by tapping into and sharing those resources, focusing them better, we’ll be able to go faster.

The same applies to the product development process. Just as in MTI we were able to accelerate speed to market, the number of ideas that we are able to generate that led to commercialization, we believe again — because that’s a key part of both companies; it’s at the core of both companies — that by combining resources from an R&D standpoint, we’ll be able to accelerate both the number of products that have developed as well as the speed to market and commercialization.

Daniel Moore	Very good. And then shifting gears, maybe drill down a little bit more on the initial $50 million expected cost synergies. What are the biggest areas of opportunity there? And then beyond those, what are some of the things that you might need to do to expand that to get closer to $70 million over time, that may be a little bit heavier lifting?

Doug Dietrich

Sure. So the $50 million that I mentioned is really going to come from — you’ve always been mentioning MTI’s shared service organization. We’ve spent a lot of time over the past five, six, seven years building this shared service organization, which includes transaction functions. We’ve taken every transaction and put it into this group, and it’s all of our accounting and payables, receivables, supply chain, human resources. It’s a very extensive shared service organization for a company our size. And we’ve deployed this shared service organization throughout the world. So we have centers where transactions are occurring in Europe and North America, and we’re in China and also in Brazil.

By pulling in AMCOL’s transactions into what Jon mentioned, the capacity that we have — and it’s a very scalable model as well — we’ll be able to pull in those transactions. And we feel the same kind of costs that you’ve seen — the cost savings that you seen here at MTI over the past six years, we think that same opportunity, as we pull those transactions in from AMCOL, would exist through the integration.

There’s also going to be, as I mentioned, those duplicate corporate expenses as well and overhead expenses. But also, we apply a very disciplined approach to spending. Joe likes to refer to it as the New York apartment theory: something comes in, something goes out. But we also very much look at having any dollar that we’re going to be spent, spent toward a growth objective and minimize the amounts of expense that we have deployed in terms of supporting business, and that’s where that shared service comes from. So those are the two main areas where I think we’re going to see the synergies near-term.

Longer-term, the $70 million — deploying operational excellence when you’re out into those plants, driving waste reductions, training on Kaizen events, pulling in suggestions from AMCOL employees, looking at improving processes over time. It takes time to do that; it took a lot of time here at MTI. But we’ve driven those productivity improvements — significant productivity improvements, and we think that’s the longer-term type of savings we see with the $70 million.

Joe Muscari	I’d say the other thing to add to that is we also see supply chain synergies, where the buying power of a $2 billion company is going to be more than a $1 billion. And we’ve done it within MTI; I think we’ve done a good job of that over the years. I think we’ll be able to leverage that further as we combine with AMCOL.

Daniel Moore	Very good. And lastly, Doug, the slide 8 — the earnings accretion that you laid out. That includes organic growth at MTI, is that correct?

Doug Dietrich	It does not.

Daniel Moore	It does not include any uplift from MTI, just purely from overlaying AMCOL?

Doug Dietrich	That’s correct.

Daniel Moore	Okay. Thank you very much and congratulations on the deal.

Operator	Jeff Zekauskas, JPMorgan.

Silke Kueck	Good morning. It’s Silke Kueck for Jeff. How are you?

Joe Muscari	Good, Silke. How are you?

Silke Kueck	I’m doing well. A couple of questions. I was wondering if you can talk about what — my memory is that D&A at AMCOL was something like $50 million a year. And I was wondering what the P&L will look like. Even for the AMCOL piece, what — how much D&A you’ll add on with the acquisition is my first question.

Doug Dietrich	So we’ll have to go through the valuation exercise to set up the initial balance sheet. Our estimates right now, Silke, are that D&A is going to increase about $17 million, $15 million, to $18 million per year.

Silke Kueck	So the total D&A will be something like $65 million or $68 million?

Doug Dietrich	Yes. Probably around the $68 million added to ours.

Silke Kueck	Okay, that’s helpful. And secondly, I was wondering whether there will be tax synergies that you’ll — that you think may exist.

Doug Dietrich	There could be very well. We’ll have to — as we get in through the legal entities and we understand both the legal entity structure and how we can combine them over time, I don’t think there’s going to be a significant year one. It will take some time as we look at the entity structures, but there could very well be some.

Silke Kueck	Okay. And lastly, I was also wondering whether I can just ask about new product opportunities. If you look at the $1 billion bucket that you outlined, which are the more likely things that we’ll get to see in the first three years? And what’s a reasonable amount that you’ll see of a three-year period rather a five- or 10-year period? And which product lines are in the earlier stages and which are in the later stages?

Joe Muscari

Yes, I’ll start, Silke. The areas that we see from an early identification standpoint are a number of the consumer product areas that we’ll be focusing on. I’d say that that’s one that could yield more sooner, simply because there is an overlap today. For instance, in the — if you will — the kitty litter market, which is an area that AMCOL has been in for a long time and is a key player. We also supply to that market. There’s a number of innovative things going on in that particular market right now, believe it or not; exciting things that we think from a technology standpoint, as we bring our people together, we’ll be able to add to that. I’d say the agricultural area is another one where there is some overlap in markets, but that’s a pretty big opportunity for both companies.

So there is another area, paper, where actually MTI and AMCOL had a joint development project in at one point in time. That’s probably something we’re going to rekindle; take a look at again. There was some added value things that we felt we could do there with them. So those might be some of the earlier areas that we’ve identified that we can work together on.

Silke Kueck	Thanks very much. I’ll get back into queue.

Operator	Ivan Marcuse, KeyBanc Capital Markets.

Ivan Marcuse	Great. Thanks for taking my questions. The first one I have on the synergies — just real quick on the corporate and the redundant costs that you talked about, how much of that is the $50 million? Sort of the right away — I guess the more — I guess the nearest-term type of synergies?

Doug Dietrich	That’s probably around five of the — it’s the smaller piece, Ivan. $5 million to $6 million.

Ivan Marcuse	So the $40 million to $45 million in other synergies is more operational and the ERP that you sort of laid out?

Doug Dietrich

Well, I think in the ERP systems it will be an enabler over the next couple of years, but I don’t think — I think that the majority of that — so yes, there is some duplicate corporate with any public two companies merging.

But at the same time, there’s just different spending disciplines. There’s other corporate expenses that — we’ll be able to use our resources at the headquarters.

You’re talking about tax and audit and legal and all sorts of other services, ERP spending, hosting — I mean, there’s a number of different corporate expenses that are redundant when we can use ours or AMCOL’s. So the immediate kind of corporate piece is $5 million, but then further into that $50 million are those types of numbers as well.

Ivan Marcuse	Well, how much are those numbers then, the ERP?

Doug Dietrich	Well, I’m not going to — I don’t want to dig into it right now, Ivan. I think as we get closer to close, we’ll outline that for you in more detail if that’s all right.

Ivan Marcuse	Sure. And then if you look at — you’ve done a very nice job in improving operations in Minerals Technologies; but it’s taken, as you noted in the first of the year, about seven years — it started in 2007, and we’re now at 2014. So what gives you the confidence that you’re going to be able to sort of do the same thing to AMCOL in a third of the time?

Joe Muscari

Well, one of the things to keep in mind is that, within MTI, we did it ourselves in terms of the high degree of learning — what I called early on — if some of you recall, I called it foundation building that needed to happen.

Today, we have a very robust business system that we run in the company. It’s a people-centered system. It’s a process-centered system. It’s geared towards low overheads and high process. What we believe we can — we’ll obviously be able to do this faster because we have points of contact that are significant within MTI that will be tied into AMCOL. So we’ll be able to accelerate the rate at which we can introduce some of these changes and achieve the targets that we’ll be setting.

So it will go faster because there is an MTI that will be able to help to enable that. And that’s many things. It’s — Doug touched on shared services, which is a worldwide model, but it’s an operational model that will be able to touch every part of AMCOL very early on and begin to bring into that. We’ve got a strong lead team and operational excellence that will be guiding the integration of AMCOL for OE along with the integration lead team that Jon Hastings is leading. The same for the technology lead team.

We have a robust suggestion system. We had a Kaizen system. So all of these were built within MTI over the seven-year period, and we’re operating today a high level. So we can advantage AMCOL with these, which is something MTI, as I said, had to basically do itself; which, in fact, I think gives us some of the strength we have today but positions us to work with the AMCOL teams to get to a high level faster.

Ivan Marcuse	Okay. But a lot of that is more or less — so it’s taken over seven years to start changing the culture within — when you took over in 2007, right? So AMCOL’s had a culture that maybe is not as operationally efficient as Minerals Technologies? Is that sort (multiple speakers) think about it?

Joe Muscari

Yes, I think there are clearly opportunities there from the work — the exchanges that we’ve had. So yes, as Doug touched on, the operational side, the productivity side, are clearly opportunities for both companies.

Another area that will give you — that we focus on very heavily because it’s very fundamental to us is safety. AMCOL is advanced in the safety area. So that’s one where we’ll be able to come together quickly to move into the MTI environment, health, and safety systems. So it really — it will vary by particular area. It will be a culture change, and it’s something that we’ll be working very closely with the AMCOL leadership to effect over time. That doesn’t happen overnight. But it’s all going to be focused on the combination of, yes, achieving the synergies, but really also focused on growing. And there are really good growth opportunities in both companies, and it’s a question of making sure that we’re focused on those very early on and achieve the growth targets that we set for ourselves.

Ivan Marcuse	Okay. And then just a couple of quick finance questions and I’ll jump back in the queue. You may have mentioned this, and I could’ve missed it, but the debt — how much is that with the average cost or rate is going to be on your debt or you’re sort of modeling out at this point?

Doug Dietrich	Yes, we’re not commenting on that at the moment, Ivan, because we’re not into the syndication process yet. Also, it will be initially variable-rate debt that we’ll probably swap a portion of it for fixed, and so we’ll be looking at those rates as well. You’re probably going to be — I’ll try to give you a range — you’ll probably be in the 4.25% or 5%, 5.25% type range.

Ivan Marcuse	Okay. And then share repurchases, I assume you’re focused now and cash flow is going to be paying down debt. So is that — is your purchase program going to be, I guess, suspended for the time being?

Joe Muscari	Yes, our concentration is going to be on integrating AMCOL as quickly as possible and paying down the debt levels as quickly as possible.

Ivan Marcuse	Great. I’ll jump back into queue. Thanks.

Operator	Rosemarie Morbelli, Gabelli and Company.

Rosemarie Morbelli	Thank you. Good morning and congratulations.

Joe Muscari	Thank you, Rosemarie.

Rosemarie Morbelli	I was wondering, Joe, you have all of these project synergies in place. And when I look at your EBITDA margin, which is flirting with 17% in 2013, compared to 14% for AMCOL, in your prepared remarks, I think Doug talked about reaching 15% over the next few years. Is there any potential for getting the combined companies to 17% over time or above that, or is the AMCOL business totally different and it will not be achievable?

Joe Muscari	No, we believe it’s very achievable. Both companies are going to move up over this three-year time frame. We’re looking at a — keep in mind that 15% is before the synergies. So the chart you were looking at with the synergies, we’re going to drive that much higher than that.

Rosemarie Morbelli	Okay. And you said this is over a three-year time frame that you get to the 15% plus?

Doug Dietrich	Yes — Rosemary, this is Doug. The 15% was kind of our operating margins that we felt were currently, 2013, around 12%, with about 17% EBITDA. So we were showing EBITDA there. But certainly through, as Joe mentioned, the combination of the companies with those synergies, we’re going to drive both of those EBITDAs up — probably in year three from 18%, 18.5% as the combined entity. So we see the combination benefiting both companies’ margin — EBITDA margins.

And we’re going to continue to drive our operating margins to the 15% level I mentioned to you earlier, and that’s through the geographic expansion and all the new products that we’ve been highlighting to you at our higher margin. And we think we can develop and accelerate new products with AMCOL as well.

Rosemarie Morbelli	Okay. Thanks. That is helpful. And looking — just confirming on the synergies, that $70 million is really the initial $50 million plus $20 million. It is not another $70 million, right?

Joe Muscari	That’s correct. (laughter)

Rosemarie Morbelli	Well, you know, one can always hope. Okay. And when we look at the $1 billion of additional — I guess it was revenues, right?

Joe Muscari	Yes.

Rosemarie Morbelli	Could you separate what you think you can achieve in terms of geographic growth versus new products innovation out of that $1 billion? Is it one and — you know, half-and-half? Where do you see it coming from?

Doug Dietrich

Yes, I think it’s about half-and-half. I’m trying to just mentally break it down for you here, Rosemarie. I think half-and-half. Again, a large piece of that $1 billion is not only MTI expansion; Refractories into the Middle East, India; paper into Asia and India; but it’s also AMCOL’s growth, their Energy Services business, and also their core bentonite-based minerals business growth geographically, and there’s opportunities there.

So of $1 billion, I give you a rough estimate of about half-and-half. Water treatment in Energy Services is very much growing for them offshore, and so that’s a big piece of the geographic expansion as well.

Rosemarie Morbelli	Okay. And you talked about the compounded annual growth rate for the two first businesses of AMCOL, which I believe were Performance Materials and Energy, but you didn’t give us a feel for the CAGR for the Construction Products. What was that over time?

Jon Hastings	Rosemarie, this is Jon. Construction Services over the course of the past couple of years has actually declined in revenues due to the introduction of a competitive product. The AMCOL team has responded to that, has developed a new technology; introduced that technology this past year, have actually secured a fairly large contract, and has high growth expectations going forward. So when you look at their business on the past-couple-of-years basis, it has declined a bit, but the projections and the success position it will for growth in the future.

Rosemarie Morbelli	Do you mind giving us a feel for what they were selling versus what the competitive technology is and what they did to fix it?

Jon Hastings	Again, it was different lining technologies. And what they were able to do is work with some new technologies; they introduced it into Alcoa, one of the smelters, and they secured a three-year, roughly $30 million project or so. So, again, the specifics of which we can go into further later. But, again, it’s a repositioning of that technology with a combination of bentonite, the different types of fabrics that they use to encase the bentonite, et cetera.

Rosemarie Morbelli	Thank you very much. I’ll get back in queue.

Operator	Sachin Shah, Albert Fried.

Sachin Shah	Hello, just wanted to get an update on some of the regulatory approvals that were mentioned in the merger agreement — HSR, Germany, Turkey, Poland. Just wanted to see if you had a chance to make those filings yet.

Doug Dietrich	Yes, we are in the process of those. We don’t — they’re actually very quick — relatively quick approvals. We don’t see anything — so an SEC filing, HSR, and you mentioned Poland, Turkey, and Germany, and all of those should be — they should be clear before our closing.

Sachin Shah	Okay. And just to clarify, you mentioned earlier on the call that you are expecting the deal to close late April. Did you mean the deal closing in late April? Did you mean the tender offer set to expire? I just wanted to clarify that.

Doug Dietrich	We’re talking about closing. So tender offer expiring and closing, we estimate to be kind of the late-April time frame.

Sachin Shah	Okay. So the TO for this deal presumably is going to be filed very shortly?

Doug Dietrich	It should be filed this week, and then there will be a 20-day minimum window for the tender offer process, so that will expire sometime around — between the 16th and 19th, 20th of April. And we should have all clearances and funding in place by then.

Sachin Shah	Okay. And financing — so the financing will be done before the tender offer expires?

Doug Dietrich	Yes, it will.

Sachin Shah	Excellent. Thank you. Congratulations again.

Operator	Jay Harris, Goldsmith and Harris.

Jay Harris	Thanks for taking my question. As you look at this new $2 billion enterprise, what are the revenues and assets involved that are poorly positioned?

Joe Muscari

Well, at this stage, Jay, I’d say if we look at the MTI side, some of the, let’s say, not-as-well-positioned assets that we have would be areas such as Refractories in China would be one that comes to mind. But we’ve through restructuring — we’ve done two restructurings at MTI: one in 2007 and again in 2009. These were designed to make sure we have the right assets in the right place. So I think we’re pretty well set on the MTI side.

I think from an AMCOL standpoint, some of the things we’re going to do very early is have a deep dive from a strategic review standpoint with each of the businesses that will better inform us on alternatives and options we have to improve profitability and returns. One that has been identified early that is — that has been an issue for AMCOL is the chromite mine operations that are in South Africa. They took a write-off on that last year.

We’ll be looking at that very closely and examining the options for that on a going-forward basis. But right now, that’s kind of the approach we’re taking to this.

Jay Harris	Well, you think this review will take 90 days or so?

Joe Muscari	Yes, that’s basically — it’s an approach I’ve used in different businesses — business groups that I’ve had responsibility for over the years. But typically, it takes about 90 days to do a good deep dive and diagnosis, and it involves the management teams in each of the businesses. And that — when I came into MTI, we did that in three months. So we were — I started in March in 2007; by the time the July Board meeting came up with the Board, we had a game plan for changes that we wanted to make.

Jay Harris	And if you look at the capital spending, I think it’s been about $150 million a year aggregately for both companies. Are we likely to see any changes in those levels?

Joe Muscari	I’d say yes. From an MTI side, I think we’ve — we’re at the right place in terms of review process increasing probabilities of hitting the targets we set for our capital. From an AMCOL side, we do see some efficiencies, and some of these will come through a focus on improved asset turns, utilization of equipment that, over time, drives less capital spending. So yes, we do expect some efficiencies there.

Jay Harris	Okay. Thank you.

Operator	Jeff Zekauskas, JPMorgan.

Silke Kueck	Two more questions. The first is on slide nine, when you talk about the leverage target, and it says end-of-year leverage target, 3.8, in year one. Year one means April 2015, or it means the end of calendar 2014?

Doug Dietrich	It’s the end of the first year after close. We’re trying to — the close has been a moving target here for the past couple of months, but we’ve been looking at this on a full-year basis, so one year after close.

Silke Kueck	And the second question I had is — I don’t know if AMCOL has filed its 10-K yet, but in the 2012 10-K, if you look at the regional performance, your operating margins in the — in the operating margins in the Asia-Pacific and Americas are much, much larger than the margins in Europe. I think the margins in Europe are half or less than half what they are everywhere else. Do you have any views on that?

Jon Hastings	Yes, this is Jon. In Europe, there are two strong competitors in this space — in the bentonite space. So we’ve got Clariant with Sud-Chemie that they purchased a couple of years back and also S&B. And as AMCOL has deployed their technologies and their capabilities to their customers, they’ve come into the competitive environment. They are winning some business, and they continue to try to grow the business. But this is an area that we’ll continue to look at to see what we can do to elevate the margins over time and grow the profitability and performance.

Doug Dietrich	And Silke, this is also an area where we have a very established shared service organization. So we think also by being able to absorb the transactions that are occurring, we’ll also bolster — probably lower the fixed cost associated with those margins.

Silke Kueck	That’s helpful. Thanks very much.

Operator	Daniel Moore, CJS Securities.

Daniel Moore	You mentioned, obviously, deleveraging. That’s a major focus of cash generation. Just long-term, how do you think about the balance sheet? You’ve been over-capitalized for a long period of time. Given the reduced cyclicality and tremendous cash flow, would you be comfortable operating with some degree of moderate leverage going forward?

Doug Dietrich

Yes, we would. I think for a company like ours, we think — I mentioned my comments that getting down to the 1.5 times leverage is a comfortable spot for us to be long-term; 1.5 to perhaps upwards of 2. So looking at that on a debt to cap, say 25%, 1.5 times EBITDA, we’re going to go all the way down to that level. And I think that’s the area that we are comfortable in.

Now, once there, over time, would we look at something else and lever up, but we’d go right back down to that type of leverage issue.

Daniel Moore	Got it. And lastly, any estimate or range — since I missed it, forgive me — of the total restructuring severance-related expense that you’ll likely incur over time?

Doug Dietrich	Yes, it’s really too early to tell right now and give that out. I’ll leave it at that.

Daniel Moore	All right. Thank you again.

Operator	Ivan Marcuse, KeyBanc Capital Markets.

Ivan Marcuse	Great, thanks for a couple of quick ones. The services business on the steel side for you traditionally, I guess, has not been as big as a focus as your PCC, and now you’re basically doubling your services business. Is services something that you want to be in longer-term? Is this strategic, or — and how do you certainly this going forward because now I guess it’s scalable?

Joe Muscari

Well, I think to keep in mind, the AMCOL Energy Services business is a homegrown business with technology that they started the business with. So it’s become a core area for them. I think what — from the standpoint of this acquisition as a — from an MTI standpoint, since we have our Refractories business, which is a combination of product, equipment, employees on-site, that it’s something as a model we’re very comfortable with. And not only comfortable, we think it creates competitive advantage.

In our case, it’s for the monolithics. In the case of AMCOL, the have competitive advantage by their combination of products tied to service in the different energy-related areas that range from land-based to sea-based, from oil to gas to fracking. So it is something that in terms of how we managed it — noting it because we know how to do that, and I think we know how to do that well.

Ivan Marcuse	Great. And then you mentioned in the construction materials business — or construction technologies business that it’s been declining, but you highlighted a few of the areas where you think is growth. What exactly do you do in mercury removal?

Jon Hastings	Mercury removal is the only non-carbon means of capturing some of the contaminants that are present in flue gas regarding the coal-fired power plants. So AMCOL has invested in a small company called Novinda — simply sell product to that company and also enjoy some of the profit stream. That product line in that business that they’ve invested in continues to grow, and we see further deployment of that technology as they gain success, demonstrate success, and continue.

Ivan Marcuse	Okay. Thank you.

Operator	Rosemarie Morbelli, Gabelli and Company.

Rosemarie Morbelli	Thank you. I realize that it is a little early to talk about this since you haven’t closed on the acquisition yet, but does this acquisition really open the door to many, many more bolt-on acquisitions? And is that something that is available out there and that you are willing to do, let’s say, two years out?

Joe Muscari

Rosemarie, as I touched on earlier, our primary focus for the next several years is going to be to integrate, achieve the targeted synergies, and achieve the growth potential that sits in both of these companies. I want to delever. And over time, if there are smaller opportunities, that’s something that we’ll look at on a one-on-one basis in terms of determining whether or not it makes sense. But they typically are going to have to fall very close to where existing businesses are.

It does — on the surface and also from our assessments, it will open up more opportunities for acquisition over time for us. So that’s another clear strategic plus for putting the two companies together.

As Doug mentioned, we are targeting a leverage ratio of around 1.5 to 2. But also, we’re going to be — as we move out in time, as we get down to those levels, it also positions us for larger acquisitions if they make sense. And so I think most of you have known us long enough that we are very conservative. We’ll continue to take a conservative approach going forward and take a prudent approach to the types of things that we buy.

Rosemarie Morbelli	And Joe, if I may ask this, you had decided to partially retire — let’s call it partially — and then you came back. How long should we expect to have you run this lovely company?

Joe Muscari

Yes, well, thank you for that question, Rosemarie. I actually experienced about two or three days. It varies depending on whether you talk to me or my wife on retirement, but I experienced a few days. I have not put a date on retirement, very simply, because I’m committed to making this acquisition work, I’m committed to making sure the integration sticks, that we hit the targets. And retirement is something that I have simply put off. And at the right point in time, when we’ve got the acquisition in the right place, then we’ll revisit that subject.

I reinforce, I’m able to do this. The company is able to do this because we have a good management team in place. We have a solid team of senior leaders, a good team under them, and that allows us to go into what we’re doing with a good degree of confidence.

Rosemarie Morbelli	I am very glad to hear this. Thank you very much.

Operator	Sachin Shah, Albert Fried.

Sachin Shah	I’m just kind of curious. When you put out the release a while back about the $50 million in increasing your offer — and now obviously today, you’re going even further and saying it’s $70 million over the next five years, I’m just kind of curious, from a strategic standpoint, was that intentionally done to show that you guys were committed to continuing to pursue this acquisition because of the synergy amount?

You didn’t necessarily have to do that, but I just wanted to (multiple speakers) —
Joe Muscari	Look, we’ve operated in a very open and transparent way with our shareholders, our employees, and we felt it was important to — from a shareholder standpoint, to give a sense of confidence that we had. And we did have a lot of confidence in those synergies, so it was a way to — really intended for our own shareholders to understand that we had a good handle on this and a good handle on what we could accomplish with it.

Sachin Shah	Thank you very much.

Rick Honey	That’s the end of our conference call. Thank you for your interest in Minerals Technologies.

FORWARD-LOOKING STATEMENTS

This material may contain “forward-looking statements,” which describe or are based on current expectations; in particular within the meaning of the federal securities laws, statements of anticipated changes in the business environment in which Minerals Technologies Inc. (“MTI”) operates, the expected timing and benefits of the proposed acquisition of AMCOL International Corporation (“AMCOL”) and in MTI’s future operating results. Actual results may differ materially from these expectations. In addition, any statements that are not historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” and similar expressions) should also be considered to be forward-looking statements. MTI undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements in this material should be evaluated together with the many uncertainties that affect our businesses, particularly those mentioned in the risk factors and other cautionary statements in our 2013 Annual Report on Form 10-K and in our other reports filed with the Securities and Exchange Commission (the “SEC”).

IMPORTANT INFORMATION

The tender offer referred to in this material has not yet commenced. This material is for informational purposes only and it is neither an offer to purchase nor a solicitation of an offer to sell shares of AMCOL’s common stock. At the time any such tender offer is commenced, MTI will file a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the SEC, and AMCOL will file a Solicitation/Recommendation Statement relating to such tender offer with the SEC. AMCOL’s stockholders are strongly advised to read these tender offer materials carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about such tender offer that AMCOL’s stockholders should consider prior to making any decisions with respect to such tender offer. Once filed, stockholders of AMCOL will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov.